# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Partners Group Lending Fund, LLC, CIK 0001938649
CUSIP: 000000000
Title of class of securities: Common Stock
Address of issuer's principal executive offices: C/O PARTNERS GROUP (USA) INC., 1114 AVENUE OF THE AMERICAS, 37TH FLOOR, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 12/22/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102620

## Reporting persons
- Australian Retirement Trust Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 32,839,191.07; shared voting power 0; sole dispositive power 32,839,191.07; shared dispositive power 0; aggregate amount beneficially owned 32,839,191.07 (90.91% of the class)

## Item 1. Issuer
Name of issuer: Partners Group Lending Fund, LLC
Address of issuer's principal executive offices: 1114 Avenue of the Americas, 37th Floor, New York, NY 10036

## Item 2. Person Filing
Name of person filing: This statement is being filed by Australian Retirement Trust Pty Ltd
Address of principal business office or, if none, residence: The address for Australian Retirement Trust Pty Ltd is Australian Retirement Trust, GPO Box 2924, Brisbane QLD 4001.
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 32,839,191.073
Percent of class: 90.91% based upon an aggregate of 36,123,110.178 common units outstanding as of as of December 31, 2025.
Sole power to vote or to direct the vote: 32,839,191.073
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 32,839,191.073
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Australian Retirement Trust Pty Ltd: /s/ Antony Gold, Antony Gold/Head of Investment Operations & Performance (02/18/2026)